Press Release

GreenPower Reports Fiscal First Quarter 2021 Financial Results

Vancouver, Canada / August 31, 2020 / GreenPower Motor Company Inc. (Nasdaq:GP) (TSXV:GPV) ("GreenPower"), a leading manufacturer and distributor of zero emission electric powered vehicles serving the cargo and delivery, shuttle, transit and school bus markets, today announced financial results for its fiscal first quarter ended June 30, 2020.

"We commenced trading on Nasdaq on August 28th, 2020. We're excited that this provides us access to a broader market and will increase the exposure to GreenPower and its suite of products," said Fraser Atkinson, CEO of GreenPower. "We continue to make great progress on our strategic objectives and have reached numerous key milestones identified over the past year. GreenPower will continue to focus on the six models within our proven EV Star platform that we can leverage to address a variety of lucrative markets that demonstrate high demand. We now have an even greater ability to pursue these markets aggressively and put additional vehicles on the road."

Highlights of the first quarter:

  Reported revenue of $2.27 million generating a gross profit of 27.2% of revenue
  Delivered 18 EV Stars to Green Commuter for which GreenPower provided lease financing
  Antelope Valley Transit deployed 8 EV Stars for their new micro transit service
  Greenpower's distributor Creative Bus Sales received an order for two EV Stars from UCLA
  Received final Altoona test report for the EV Star, achieving the highest score ever in its weight class of 92.2
  Announced the launch of EV Star CC "Cab and Chassis" for cargo and delivery market

Highlights subsequent to the first fiscal quarter ended June 30th, 2020 include:

  Commenced trading on Nasdaq Capital Market under the symbol "GP"
  Received order for an additional 100 EV Stars from Green Commuter
  Received order for 10 all-electric B.E.A.S.T. school buses
  Announced first fully autonomous GreenPower EV Star developed with Perrone Robotics for Jacksonville Transit Authority
  Completed the first EV Star Cargo+ for the cargo and delivery market
  Commenced production of 10 B.E.A.S.T. school buses and 40 EV Stars

"I am proud of our team and our ability to continue delivering units during the first fiscal quarter while the economy regains its footing," stated Brendan Riley, President of GreenPower.  "As the world continues to adapt to the current environment, we expect momentum to further accelerate into the back end of the calendar year and well beyond.  The reality is that we are in the early stages of a global transition to EV.  Greenpower's proven, tested products with real world customer testimonials validate the value proposition GreenPower offers, and puts us in an ideal position to take full advantage of the opportunity in front of us."

Results for the three months ended June 30, 2020

For the three-month period ended June 30, 2020 GreenPower recorded revenues of $2,272,255 and cost of revenues of $1,653,672 generating a gross profit of $618,583 or 27.2% of revenues. Revenue was generated from the sale of 18 EV Stars for which the Company provided lease financing and which were accounted for as finance leases, as well as revenue from finance and operating leases and other sources. Operating costs  consisted  of  administrative fees of $857,930 relating to salaries, project management, accounting, and administrative services; transportation costs of $26,741 which relate to the use of trucks, trailers, contractors as well as other operational costs needed to transport company products around North America; travel, accommodation, meals and entertainment costs of $36,853 related to travel for project management, demonstration of company products, and trade shows; product development costs of $221,109; sales and marketing costs of $(9,530); professional fees of $96,426 consisting of legal and audit fees; and office expense of $50,959 consisting of rent and other office expenses, as well as non-cash expenses including $132,032 of share-based compensation expense and depreciation of $114,761, generating a loss from operations before interest, accretion and foreign exchange of $875,145. Interest and accretion on the line of credit, convertible debentures and promissory notes totalled $555,319, and a foreign exchange gain of $1,126 resulted in a loss for the period of $1,429,337.

Non-cash expenses consisting of depreciation, accretion and accrued interest, share-based compensation, warranty accrual and amortization of deferred financing fees totaled $627,683 in the three-month period resulting in total cash expenses of $1,453,789

For further information contact

Fraser Atkinson, CEO and Chairman

(604) 220-8048

Brendan Riley, President

(510) 910-3377

Michael Sieffert, CFO

(604) 563-4144

Mike Cole

Investor Relations

(949) 444-1341

About GreenPower Motor Company Inc.

GreenPower designs, builds and distributes a full suite of high-floor and low-floor vehicles, including transit buses, school buses, shuttles, a cargo van and a double decker.  GreenPower employs a clean-sheet design to manufacture all-electric buses that are purpose built to be battery powered with zero emissions.  GreenPower integrates global suppliers for key components, such as Siemens or TM4 for the drive motors, Knorr for the brakes, ZF for the axles and Parker for the dash and control systems. This OEM platform allows GreenPower to meet the specifications of various operators while providing standard parts for ease of maintenance and accessibility for warranty requirements. For further information go to www.greenpowerbus.com

Forward-Looking Statements

This document contains forward-looking statements relating to, among other things, GreenPower's business and operations and the environment in which it operates, which are based on GreenPower's operations, estimates, forecasts and projections. Forward-looking statements are not based on historical facts, but rather on current expectations and projections about future events, and are therefore subject to risks and uncertainties which could cause actual results to differ materially from the future results expressed or implied by the forward-looking statements. These statements generally can be identified by the use of forward-looking words such as "upon", "may", "should", "will", "could", "intend", "estimate", "plan", "anticipate", "expect", "believe" or "continue", or the negative thereof or similar variations. These statements are not guarantees of future performance and involve risks and uncertainties that are difficult to predict such as whether the TONY solution can be easily integrated into GreenPower's EV Star at assembly, or are beyond GreenPower's control, such as the ease with which new technologies will be able to integrate with PRI's solution. A number of important factors including those set forth in other public filings (filed under the Company's profile on www.sedar.com) could cause actual outcomes and results to differ materially from those expressed in these forward-looking statements. Consequently, readers should not place any undue reliance on such forward-looking statements. In addition, these forward-looking statements relate to the date on which they are made. GreenPower disclaims any intention or obligation to update or revise any forward-looking statements whether as a result of new information, future events or otherwise.

Neither the TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release. All amounts in U.S. dollars.© 2020 GreenPower Motor Company Inc. All rights reserved.